# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LAUREATE EDUCATION, INC., CIK 0000912766
CUSIP: 518613203
Title of class of securities: Common Stock, par value $0.004 per share
Address of issuer's principal executive offices: PMB 1158, 1000 Brickell Ave., Suite 715, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 08/07/2026
Amends the filing with accession number 0001839882-25-015103
Filed by CIK 0001399590
Persons authorized to receive notices and communications: Nancy Hung, 650 South Exeter Street, Baltimore, Maryland (MD), 21202, (786) 209-3368; Lillian Tsu, Esq., One Liberty Plaza, New York, New York (NY), 10006, (212) 225-2000

## Reporting persons
- Wengen Alberta, LP (CIK 0001399590): type of reporting person: partnership (PN); citizenship or place of organization: Alberta Canada (A0); source of funds: other (OO); sole voting power 0; shared voting power 9,585,166; sole dispositive power 0; shared dispositive power 9,585,166; aggregate amount beneficially owned 9,585,166 (6.96% of the class)
  Comment: *See Item 5.
- Wengen Investments LTD (CIK 0001406898): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 9,585,166; sole dispositive power 0; shared dispositive power 9,585,166; aggregate amount beneficially owned 9,585,166 (6.96% of the class)
  Comment: *See Item 5.
  
  Explanatory Note
  
  This Amendment No. 12 to Schedule 13D ("Amendment No. 11") relates to the shares of Class A Common Stock par value $0.004 per share (the "Class A Common Stock"), of Laureate Education, Inc., a Delaware public benefit corporation (the "Issuer"), and amends the initial statement on Schedule 13D filed by Wengen Alberta, Limited Partnership ("Wengen") and Wengen Investments Limited ("Wengen GP" and, together with Wengen, the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on February 16, 2017, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3,Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11 to such Schedule 13D filed on April 25, 2018, November 15, 2018, November 21, 2018, June 19, 2019, September 23, 2019, March 24, 2021, April 6, 2021, November 9, 2021, November 17, 2023, March 5, 2024 and March 11, 2025 respectively (as so amended, the "Statement").
  
  This Amendment No. 12 is being filed by the Reporting Persons to report the redemption by certain investors of Wengen of their respective interests in Wengen in exchange for delivery by Wengen to such investors of the number of shares of Issuer Class A Common Stock corresponding to the Wengen interests so redeemed, as described in more detail below. Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.004 per share
Name of issuer: LAUREATE EDUCATION, INC.
Address of issuer's principal executive offices: PMB 1158, 1000 Brickell Ave., Suite 715, Miami, Florida (FL), 33131

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 7, 2026, CPV HOLDINGS, LLC, LAUREATE CO-INVESTORS I, LIMITED PARTNERSHIP, S.P.G. CO-INVESTMENT, L.P., SNOW PHIPPS GROUP (B), L.P., SNOW PHIPPS GROUP (OFFSHORE), L.P., SNOW PHIPPS GROUP (RPV), L.P., SNOW PHIPPS GROUP, L.P ("Requesting Investors") elected to have certain of their interests in Wengen redeemed in exchange for delivery by Wengen to the Requesting Investors of the number of shares of Issuer Class A Common Stock corresponding to the Wengen interests so redeemed (the "Redemption").

From time to time, Wengen may undertake a review of its portfolio. As part of this review, Wengen may effect one or more further sales of Class A Common Stock. Any such sales, which may be undertaken at any time without further notice, may take a number of forms, including registered public offerings effected pursuant to Wengen's registration rights under the Amended and Restated Securityholders Agreement, dated as of February 6, 2017, among Wengen, the Issuer and the other parties thereto, as amended (the "Wengen Securityholders Agreement") (which offerings may be underwritten and/or marketed), unregistered or registered block trades, unregistered market or private sales, pledges, hedges, forward sales and other derivative transactions.

Decisions to effect any such sales, as well as the size and timing thereof, are also subject to a number of factors outside of the control of Wengen, including current and anticipated future trading prices of the shares of Class A Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and/or business opportunities available to the Reporting Persons, strategic considerations in respect of the Reporting Persons, general stock market and economic conditions, tax considerations and other factors. Wengen will periodically consider such sales opportunistically based on such factors and, as a result, the ultimate number of shares of Class A Common Stock that may be sold by Wengen, if any, is not ascertainable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of August 7, 2026, following the Redemption, the Reporting Persons may be deemed to beneficially own, in the aggregate, 9,585,166 shares of Class A Common Stock, which represent, in the aggregate, approximately 6.96% of the outstanding shares of the Class A Common Stock, calculated pursuant to the Exchange Act and based on information provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of August 7, 2026, following the Redemption, the Reporting Persons may be deemed to beneficially own, in the aggregate, 9,585,166 shares of Class A Common Stock, which represent, in the aggregate, approximately 6.96% of the outstanding shares of the Class A Common Stock, calculated pursuant to the Exchange Act and based on information provided by the Issuer.

Pursuant to the provisions of the Wengen Securityholders Agreement, Wengen GP will vote the shares of Class A Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP, and with respect to voting on certain matters and disposition of such securities, subject to certain limitations, such powers will be exercised by Wengen GP at the direction of each underlying investor in Wengen, in each case, with respect to a number of shares representing such investor's pro rata interest in Wengen.

From time to time, the Wengen Investors and certain of their affiliates separately make Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

## Signatures
- Wengen Alberta, LP: /s/ Nancy Hung, Nancy Hung, Director of Wengen Investments Limited, its general partner (08/11/2026)
- Wengen Investments LTD: /s/ Nancy Hung, Nancy Hung, Director (08/11/2026)